UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check one)
☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2022

PART I — REGISTRANT INFORMATION

Sunlight Financial Holdings Inc.
(Full Name of Registrant)

101 North Tryon Street, Suite 1000, Charlotte, NC	28246
(Address of principal executive offices)	(Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Sunlight Financial Holdings Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed, the market for sales of the Company’s indirect channel loans has continued to deteriorate. As a result, the Company now expects to experience greater than anticipated losses when the Backbook Loans (defined below) are sold, which will result in a greater use of cash, materially lower cash balance and less available liquidity than previously anticipated (after taking into account payment of other liabilities on the Company’s balance sheet including the funding commitments).

The Company’s Board of Directors, with the assistance of financial and legal advisors, continues to actively explore strategic alternatives and other available options for the Company, including selling the Company, raising additional capital (equity or debt) to finance its operations, implementing cost saving measures to preserve cash or a restructuring of the Company through a privately negotiated transaction or a court process.

The strategic review process, and ongoing financing negotiations, as well as managing the implications of the SVB receivership on the Company, have involved significant resources and have been a priority for management and diverted significant management time and internal resources from the Company’s processes for reviewing and completing its financial statements and related disclosures in a manner that would permit a timely filing of the Form 10-K.

For these reasons, the Form 10-K cannot be filed within the prescribed time period without unreasonable effort and expense. The Company is working diligently to complete its financial statements and related disclosures and anticipates that the Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date, as permitted by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Rodney Yoder	888	315-0822
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in results of operations for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021 resulting primarily from the deterioration in the market for sales of the Company’s indirect channel loans funded by, and held on the balance sheet of, the Company’s bank partner, for which the Company retains economic exposure. At December 31, 2022, a significant portion of such indirect channel loans were credit approved prior to certain pricing actions that the Company took in the third and fourth quarters of 2022 (“Backbook Loans”). In December 2022, in order to comply with agreements with its bank partner, the Company sold a portion of the Backbook Loans and recorded losses as negative platform fees. While the Company needs additional time for reviewing and completing its financial statements and related disclosures to be included in the Form 10-K, as a result of the sale of Backbook Loans, the Company expects to report losses on loan sales that significantly exceed such losses for the year ended December 31, 2021.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this form may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the Company’s management team’s current expectations regarding the Company’s liquidity position, cost containment plans, actions relating to exploration of strategic alternatives, and hopes, beliefs, intentions or strategies regarding future events or future results. Forward-looking statements are not guarantees of future actions, results, performance or events, which may vary materially from those expressed or implied in such statements. Differences may result from actions taken by the Company or its management, as well as from risks and uncertainties beyond its control. Such risks and uncertainties include, but are not limited to, changes adversely affecting the business in which the Company is engaged, the Company’s ability to raise financing in the future or ability to remain as a going concern, fluctuations in the Company’s revenue and operating results, unfavorable conditions or further disruptions in the capital and credit markets and the Company’s ability to obtain additional capital on commercially reasonable terms, the Company’s ability to generate cash, service indebtedness and incur additional indebtedness, results and timing of the Company’s exploration of strategic alternatives, the risks associated with demand for the Company’s services and vulnerability to industry downturns and regional or national downturns, competition from new and existing competitors, and general economic and political conditions. The foregoing list of risks and uncertainties is illustrative but by no means exhaustive. For more information on factors that may affect the Company, please review the “Risk Factors” and other disclosures described in the Company’s public reports filed with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, the definitive proxy statements filed with the SEC, and, when filed, the Annual Report on Form 10-K for the fiscal year ended December 31, 2022. These forward-looking statements reflect the Company’s expectations as of the date of this release. Except as otherwise may be required by law, the Company undertakes no obligation to update the information provided herein.

Sunlight Financial Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2023	By:	/s/ Rodney Yoder
		Name:	Rodney Yoder
		Title:	Chief Financial Officer